SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

(Amendment No. 6)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.65 per share	M7524R116
(Title of class of securities)	(CUSIP number)

THE CAPRI FAMILY FOUNDATION
MMG Tower, Ave. del Pacifico and Ave. Paseo del Mar, Costa del Este
Panama, Republic of Panama
(Name, address and telephone number of person authorized to receive notices and communications)

January 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. M7524R116

1	NAME OF REPORTING PERSON: THE CAPRI FAMILY FOUNDATION I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,796,284
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,796,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.07% (*)
14	TYPE OF REPORTING PERSON: OO

 (*) Based on 5,183,525 Ordinary Shares outstanding of Optibase Ltd. as of March 10, 2015 (excluding: (i) 12,400 Ordinary Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of March 10, 2015 or within 60 days thereafter, and (ii) 45,895 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.

The statement on Schedule 13D filed on August 12, 2011 relating to ordinary shares, par value NIS 0.65 per share (the “Ordinary Shares”) of Optibase Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the “Company”), as amended on September 8, 2011, June 14, 2012, November 5, 2012, November 21, 2012 and February 3, 2014 is hereby further amended as set forth below by this Amendment No. 6 (this “Statement”) in connection with the acquisition of an additional 71,229 Ordinary Shares by The Capri Family Foundation.

Item 1.   Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (“Capri” or the “Reporting Person”) relates to the Ordinary Shares of the Issuer, the principal executive offices of which are located at 10 Hasadnaot Street, Herzliya 4672837, Israel.

Item 2.    Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a)-(c) This Statement is being filed by Capri, a foundation organized under the laws of the Republic of Panama.

The place of business of Capri is MMG Tower, Ave. del Pacifico and Ave. Paseo del Mar, Costa del Este, Panama, Republic of Panama. Capri's core activity is the holding of investments.  The beneficiaries of Capri are the children of Tom S. Wyler, who also serves as Chief Executive Officer of Optibase, Inc., a subsidiary of the Company.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted) and citizenship of the executive officers and directors of Capri are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph:

On January 30, 2015, Capri acquired an additional 52,483 Ordinary Shares in a private transaction with an unrelated third party at a price of $6.71 per share. The 52,483 Ordinary Shares were acquired by Capri “as-is” in consideration for an aggregate purchase price of approximately $352,161.

On February 25, 2015, Capri acquired an additional 18,746 Ordinary Shares on the Nasdaq Global Market, at a price of $6.40 per share and in consideration for an aggregate price of approximately $119,975.

The source of funds used by Capri in the acquisition of additional Ordinary Shares on January 30, 2015 and on February 25, 2015 was working capital.

Depending on market conditions, the Reporting Person may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

Except as set forth in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A hereto, have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.  Interest in Securities of the Issuer.

 Item 5 of Schedule 13D is hereby amended and restated as follows:

 (a) Capri beneficially owns 3,796,284 Ordinary Shares or approximately 74.07% of the outstanding Ordinary Shares of the Issuer (based on 5,183,525 Ordinary Shares outstanding of Optibase Ltd. as of March 10, 2015 (excluding: (i) 12,400 Shares issued to a trustee under the Optibase Ltd's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of March 10, 2015 or within 60 days thereafter, and (ii)  45,895 Ordinary Shares held by or for the benefit of Optibase Ltd. which have no voting or equity rights), as provided by the Company.  Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A attached hereto beneficially owns any securities of the Issuer.

(b)  Capri has sole voting and dispositive power with respect to 3,796,284 Ordinary Shares.

(c) Except as otherwise described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A attached hereto effected any transaction in the shares of Optibase during the past 60 days.

(d) Not applicable.

Item 7.  Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

24.1	Attorney's Certification dated March 13, 2015 certifying the signature authority of person(s) signing on behalf of Capri.

*99.1	Share Purchase Agreement dated July 7, 2011 by and between Gesafi and Prescott (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed with the SEC on August 12, 2011).

*99.2
Second Loan Agreement dated May 27, 2006 between Tom Wyler and Capri (including the First Loan Agreement dated September 9, 2004 between Tom Wyler and Capri which was filed as an exhibit to the Second Loan Agreement) (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.3
Deed of Pledge between Capri and Tom Wyler relating to 120,368 Ordinary Shares (incorporated by reference to Exhibit 99.2 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.4
Deed of Pledge between Capri and Tom Wyler relating to 360,000 million Ordinary Shares (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Tom S. Wyler’s Schedule 13D filed with the SEC on July 12, 2006).

*99.5	Third Loan Agreement dated June 18, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

*99.6
Deed of Pledge between Capri and Tom Wyler relating to 563,382 Ordinary Shares (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 25, 2008).

*99.7
Fourth Loan Agreement dated August 14, 2008 between Tom Wyler and Capri (incorporated by reference to Exhibit 99.7 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.8
Deed of Pledge between Capri and Tom Wyler relating to 253,542 Ordinary Shares (incorporated by reference to Exhibit 99.8 to Amendment No. 9 to Tom S. Wyler’s Schedule 13D filed with the SEC on August 18, 2008).

*99.9
Gesafi Loan Agreement dated May 26, 2011 between Tom Wyler and Gesafi (incorporated by reference to Exhibit 99.10 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.10
Deed of Pledge between the Gesafi and Tom Wyler relating to 500,000 Ordinary Shares (incorporated by reference to Exhibit 99.11 to Amendment No. 11 to Tom S. Wyler’s Schedule 13D filed with the SEC on June 30, 2011).

*99.11
Agreement between The Capri Family Foundation and Tom Wyler dated September 12, 2012 relating to 1,297,290 Ordinary Shares (for Exhibit A to this Agreement, see First Loan Agreement, Second Loan Agreement, Third Loan Agreement, and Fourth Loan Agreement, referenced above in Exhibits 99.2, 99.5, and 99.7) (incorporated by reference to Exhibit 99.12 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

*99.12
Agreement between Gesafi Real Estate S.A. and Tom Wyler dated September 12, 2012 relating to 500,000 Ordinary Shares (for Exhibit A to this Agreement, see Gesafi Loan Agreement, referenced above in Exhibit 99.9) (incorporated by reference to Exhibit 99.13 to Amendment No. 13 to Tom S. Wyler’s Schedule 13D filed with the SEC on November 21, 2012).

* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 13, 2015

For THE CAPRI FAMILY FOUNDATION

/s/ Daniel Ernesto Tribaldos
Daniel Ernesto Tribaldos*
President, The Capri Family Foundation Council

/s/ Gabriel Tribaldos
Gabriel Tribaldos*
Treasurer, The Capri Family Foundation Council

/s/ Raul Castro Raul Castro* Secretary, The Capri Family Foundation Council

* Evidence of signature authority attached hereto as Exhibit 24.1.

ANNEX A

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of THE CAPRI FAMILY FOUNDATION (“Capri”). Unless otherwise indicated, each person identified below is employed by Capri. The principal address of Capri, and unless otherwise indicated below, the current business address for each individual listed below, is MMG Tower, Ave. del Pacifico and Ave. Paseo del Mar, Costa del Este, Panama, Republic of Panama.

Name, Position with Capri and Business Address	Present Principal Occupation or Employment	Citizenship
Daniel Ernesto Tribaldos	President, Capri Council	Panama, Switzerland
Gabriel Tribaldos	Treasurer, Capri Council	Panama
Raul Castro	Secretary, Capri Council	Panama